Exhibit (d)(1)(i)

PRE-ACQUISITION AGREEMENT

AMONG
CANADIAN OIL SANDS LIMITED
- AND -
1212707 ALBERTA LTD.
- AND -
CANADA SOUTHERN PETROLEUM LTD.

June 18, 2006

PRE-ACQUISITION AGREEMENT
          THIS PRE-ACQUISITION AGREEMENT (this “Agreement”), dated as of June 18, 2006 between Canadian Oil Sands Limited (“Acquiror”), 1212707 Alberta Ltd. (“Offeror”), a wholly-owned Subsidiary of Acquiror, and Canada Southern Petroleum Ltd. (the “Company”);
          WHEREAS it is proposed that Acquiror, through Offeror, make an offer (as amended from time to time, the “Offer”) to acquire all of the outstanding common shares, together with associated rights (the term “Common Shares” means common shares and includes the rights while they are outstanding) of the Company, on a fully diluted basis (including, for greater certainty, common shares issuable upon exercise of outstanding stock options of the Company); and
          WHEREAS the board of directors (the “Board”) of the Company has been considering a number of strategic alternatives for the Company, and has concluded that this Agreement is in the best interests of the Company and the holders of its Common Shares (the “Shareholders”);
          NOW THEREFORE in consideration of the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties covenant and agree as follows:
1.       INTERPRETATION
1.1     Definitions
     In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:
“Act” means the Business Corporations Act (Alberta), as in effect on the date hereof;
“affiliate” has the meaning contemplated by the Securities Act (Alberta);
“Agreement”, “this Agreement”, “herein”, “hereto”, and “hereof” and similar expressions refer to this Agreement, as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;
“Annual Premium” has the meaning set forth in Section 7.4;
“Applicable Corporate Laws” has the meaning set forth in Section 2.3(c);
“Applicable Securities Laws” has the meaning set forth in Section 2.3(c);

“Arctic Islands Assets” means, collectively, all of the Company’s interests, assets and properties in the Arctic Islands, including, without limitation, the interests, assets and properties referred to under the heading “Description of the Business — Arctic Islands — Properties” in the Company’s annual information form dated March 22, 2006 for the year ended December 31, 2005 (and, for greater certainty, including, without limitation, all significant discovery licenses, production licenses, working interests and carried interests held by the Company in respect of such assets and properties);
“Board” means the board of directors of the Company;
“business day” means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;
“Canadian GAAP” means Canadian generally accepted accounting principles;
“Company Representatives” has the meaning set forth in Section 3.2(a)(i);
“Confidentiality Agreement” means the confidentiality agreement dated as of June 13, 2006, between the Company and Acquiror;
“Directors Circular” has the meaning set forth in Section 2.3(a);
“Disclosure Letter” means the disclosure letter of the Company of today’s date delivered to Acquiror and the Offeror;
“Documents of Title” means, collectively, any and all certificates of title, leases, permits, licences, unit agreements, assignments, trust declarations, royalty agreements, operating agreements or procedures, participation agreements, farm-in and farm-out agreements, sale and purchase agreements, pooling agreements and other agreements by virtue of which the Company’s title to and interest in its oil and gas assets are derived;
“Employment Agreements” has the meaning set forth in Section 6.15;
“Equivalent Insurance” has the meaning set forth in Section 7.4;
“Expiry Time” has the meaning set forth in Section 2.1(c);
“Financial Statements” has the meaning set forth in Section 6.8;
“GLJ” means GLJ Petroleum Consultants, formerly Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta;
“GLJ Report” means the report dated February 28, 2006 prepared by GLJ, evaluating certain of the Company’s crude oil and natural gas reserves effective December 31, 2005;
“Interests” means the interests of the Company in its petroleum and natural gas properties;
“Lock-Up Agreement” has the meaning set forth in Section 2.2(a)(iv);

“material” means, with respect to the Company and its Subsidiaries, taken as a whole, a fact, asset, liability, transaction or circumstance, as applicable, concerning the business, assets, rights, liabilities, capitalization, operations, prospects or financial condition of the Company that would, or could be reasonably likely to (i) have a significant adverse effect on the value of the Common Shares or on the value of the Arctic Island Assets; or (iii) prevent or materially interfere with the consummation of transactions contemplated hereby, any compulsory acquisition or a Second Stage Transaction;
“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of the Company and its Subsidiaries, taken as a whole, or that has had, or could reasonably be expected to have, a Material Adverse Effect or a significant adverse effect on the value of the Arctic Island Assets, other than a change (i) resulting from conditions affecting the oil and gas industry as a whole and not specifically relating to the Company and its Subsidiaries, including any decline in crude oil or natural gas prices on a current or forward basis; or (ii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;
“Material Adverse Effect” in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, prospects, assets, liabilities, capitalization or business, whether contractual or otherwise, of the Company and its Subsidiaries, taken as a whole, or that has had, or would reasonably be expected to have a significant adverse effect on the value of the Arctic Islands Assets, provided that a Material Adverse Effect shall not include an adverse effect (or any condition, event or development involving a prospective effect) in the business, operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of the Company and its Subsidiaries, taken as a whole, that arises or results from or is in any way connected with, either directly or indirectly: (i) any matter or prospective matter, either alone or in combination with other matters or prospective matters, that relate to or arise out of a matter that has been publicly disclosed as of the date hereof; (ii) the announcement of the transactions contemplated by the Offer or this Agreement; (iii) any action or inaction taken by the Company to which Acquiror consented to, in writing, including, without limitation, any change resulting from operational activity of the Company authorized by Acquiror in writing; (iv) resulting from conditions affecting the oil and gas industry as a whole and not specifically relating to the Company and its Subsidiaries, including any decline in crude oil or natural gas prices on a current or forward basis; or (v) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;
“material fact” has the meaning set forth in Section 6.7;
“Minimum Condition” has the meaning set forth in Section 2.1(a);
“misrepresentation” shall have the meaning ascribed thereto under the Securities Act (Alberta);
“Offer” has the meaning set forth in the preamble hereto;

“Offer Circular” has the meaning set forth in Section 2.1(a);
“Offer Documents” has the meaning set forth in Section 2.4(a);
“Officer Obligations” means the obligations of the Company to its officers, directors, employees and consultants for severance or termination payments in connection with a termination of employment or change of control of the Company pursuant to any written agreements or otherwise in accordance with applicable law, including statutory holiday pay, the full particulars of which are set forth in the Disclosure Letter;
“Optionholders” means holders of stock options of the Company;
“Proposed Agreement” has the meaning set forth in Section 3.2(d);
“Public Documents” has the meaning set forth in Section 6.7;
“Purchase Consideration” means U.S.$9.75 per Common Share;
“Regulations” means all statutes, laws, rules, orders, directives and regulations in effect from time to time and made by governments or governmental agencies having jurisdiction over the Company’s assets;
“Regulatory Authorities” has the meaning set forth in Section 2.2(a)(iii);
“Rights Plan” has the meaning set forth in Section 2.9;
“Schedule TO” has the meaning set forth in Section 2.1(f);
“SEC” has the meaning set forth in Section 2.1(f);
“Securities Authorities” means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and the United States and each of the states thereof;
“Shareholders” means the holders of Common Shares;
“Second Stage Transaction” has the meaning set forth in Section 2.10;
“Subsidiary” has the meaning contemplated by the Securities Act (Alberta);
“Superior Proposal” has the meaning set forth in Section 3.2(c)(i)(A);
“Take-over Proposal” has the meaning set forth in Section 3.2(b);
“Tax Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time; and
“Termination Fee” has the meaning set forth in Section 4.1.

1.2     Singular, Plural, etc.
     Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.
1.3     Headings, etc.
     The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made.
1.4     Date for any Action
     In the event that any date on which any action is required to be taken hereunder by any of the parties hereunder is not a business day, such action shall be required to be taken on the next succeeding day that is a business day.
1.5     Accounting Matters
     Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian GAAP applied on a consistent basis.
1.6     Inclusive Terminology
     Whenever used in this Agreement, the words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive.
1.7     Knowledge
     In this Agreement, whenever a representation or warranty is made on the basis of the knowledge or awareness of the Company, Acquiror or Offeror, such knowledge or awareness consists only of the actual knowledge or awareness after due inquiry, as of the date of this Agreement, of the officers of the Company, Acquiror or Offeror, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.8     Incorporation of Schedules
     The following schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule 2.1(a)	—	Conditions of the Offer
Schedule 2.2(a)(iv)	—	Form of Lock-Up Agreement
Schedule 2.7	—	Press Releases
Schedule 6.6	—	Public Documents
2.       THE OFFER
2.1     The Offer
(a)	Subject to the terms and conditions of this Agreement, the Offeror shall make the Offer by way of takeover bid circular on the terms and conditions set forth as Schedule 2.1(a) hereto, including, without limitation, the following: (i) the Offer shall be open until 12:01 a.m. (Calgary time) on the 36th day after the date of the bid as determined under the Securities Act (Alberta) or the first business day thereafter if such day is not a business day; (ii) the consideration pursuant to the Offer shall be U.S.$9.75 for each Common Share of the Company; and (iii) the obligation of the Offeror to take-up pursuant to the Offer shall be conditional upon there having been deposited under, and not withdrawn from, the Offer at least 66 2/3% of the Common Shares (on a fully-diluted basis), other than those Common Shares held by the Offeror or its affiliates or by persons whose Common Shares may not form part of any minority approval of a subsequent acquisition transaction (the “Minimum Condition”). The Offeror shall issue and mail to Shareholders and Optionholders the Offer, a formal take-over bid circular (the “Offer Circular”) and related letter of transmittal and notice of guaranteed delivery on or before 12:00 midnight (Calgary time) on June 26, 2006. Notwithstanding the foregoing, if the condition to the issue and mailing of the Offer Circular set forth in Section 2.2(a)(ii) has not been satisfied by 12:00 midnight (Calgary time) on June 26, 2006 and such default is capable of being cured by the Company on or before 12:00 midnight (Calgary time) on June 29, 2006, then the Offeror shall agree to issue and mail the Offer Circular as soon as practicable on or following the date, not later than 12:00 midnight (Calgary time) on June 29, 2006, on which such default has been cured, and, for greater certainty, in no event shall the Offeror be required to mail the Offer Circular and related letter of transmittal and notice of guaranteed delivery following 12:00 midnight (Calgary time) on June 29, 2006.

(b)	The Offer shall be made in accordance with all applicable laws.

(c)	The Offer shall expire on the date referred to in Section 2.1(a)(i), provided that the Offer may be extended one or more times at the sole discretion of the Offeror if the conditions set forth in the Offer are not satisfied at the date and time at which the Offer otherwise expires (such time, as extended, the “Expiry Time”). In addition, if the required regulatory approvals under paragraph (b) of Schedule 2.1(a) are not obtained prior to the time that the Offer is initially scheduled to expire, unless such approvals have been expressly denied, the Offeror agrees that it will extend the Offer for a period of not less than 10 days past the initial Expiry Time pending receipt of such approvals. Subject to the satisfaction or waiver of the conditions set forth in the Offer, the Offeror shall, on the first business day following the date that the conditions set forth in the Offer are satisfied and the Offeror is duly authorized under applicable law, accept for payment and pay for all Common Shares validly deposited (and not properly withdrawn) pursuant to the Offer. The Offeror shall use reasonable commercial efforts to consummate the Offer, subject only to the terms and conditions thereof and this Agreement. The Offeror will not amend the terms of the Offer, other than (i) to increase the consideration payable thereunder, (ii) to waive any conditions thereof, provided that the Offeror may not waive the Minimum Condition, (iii) to reduce the Minimum Condition, provided it cannot be reduced below 50% of the outstanding Common Shares without the consent of the Company; (iv) to otherwise amend any terms or conditions thereof, provided such amendment is not adverse to the Shareholders; or (v) to extend the Expiry Time.

(d)	If, on the first occasion on which the Offeror has taken up any Common Shares pursuant to the Offer, the Common Shares taken up represent less than 90% of then outstanding Common Shares, then the Offeror shall extend the Offer for at least 10 days, provided that any such extensions shall comply with all Regulations, including Rule 14d-11 under the U.S. Securities Exchange Act of 1934 dealing with subsequent offering periods.

(e)	The Offeror shall cause its depositary to provide to the Company a copy of all reports of Common Shares tendered to the Offer at the same time that such reports are provided to the Offeror.

(f)	As soon as reasonably practicable on the date the Offer is commenced, Offeror and Acquiror shall file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer that will comply in all material respects with the provisions of all Applicable Securities Laws of the United States as to form, and will contain (including as exhibits) or incorporate by reference the Offer Documents (as defined in Section 2.4). The Offeror and Acquiror agree promptly to correct the Offer Documents if and to the extent that is shall become false and misleading and to supplement the information contained therein to include any information that shall become necessary, in order to make the statement therein, in light of the circumstances under which they were made, not misleading, and the Offeror and Acquiror shall take all steps necessary to cause the Offer Documents, as so corrected or supplemented, to be filed with all applicable Regulatory Authorities and disseminated to the Shareholders, to the extent required by any Applicable Corporate Law or Applicable Securities Law. The Offeror and Acquiror shall provide the Company copies of any written comments and telephone notification of any oral comments that the Offeror or Acquiror or their counsel receive from any applicable Regulatory Authority with respect to the Offer Documents promptly after receipt of such comments. The Offeror and Acquiror shall use their commercially reasonable efforts to respond to such comments promptly, shall provide the Company with a reasonable opportunity to participate in all communications with any applicable Regulatory Authority, including meetings and telephone conferences, relating to the Offer Documents, and shall provide the Company copies of any written responses and telephone notification of any verbal responses by the Offeror of Acquiror or their counsel.
2.2     Conditions Precedent
(a)	The obligation of the Offeror to make the Offer and issue the Offer Circular as contemplated in Section 2.1(a) shall be conditional upon the following:
(i)	no event shall have occurred or circumstance shall exist which would make it impossible or impracticable to satisfy one or more of the conditions of the Offer described in Schedule 2.1(a);

(ii)	each of the representations and warranties of the Company which are set out herein shall be true and correct in all material respects at the date that the Offer Circular is proposed to be issued, and the Company shall have complied in all material respects with each of its covenants and obligations set out in this Agreement;

(iii)	the Offeror shall have obtained such orders or exemptive relief from the appropriate securities commissions or other regulatory authorities in Canada and, as applicable, the United States and elsewhere (the “Regulatory Authorities”) as it deems necessary, in connection with the Offer and the transactions contemplated by the Offer, including obtaining an advance ruling certificate or similar ruling under the Competition Act (Canada), and the parties acknowledge that the Offeror may have to procure such relief in order to be able to take up Common Shares pursuant to the Offer; and

(iv)	each director and officer of the Company shall have entered into an enforceable agreement (each, a “Lock-Up Agreement”), in the form attached as Schedule 2.2(a)(iv) hereto, with the Offeror and Acquiror to tender all of his or her Common Shares to the Offer.
(b)	The foregoing conditions in paragraph (a) are for the exclusive benefit of the Acquiror, on its own behalf and on behalf of the Offeror, and may be waived by the Acquiror, on its own behalf and on behalf of the Offeror, in whole or in part, in its sole discretion.

2.3     Company Action
(a)	The Company represents and warrants to the Offeror that the Board has received the verbal opinion of its financial advisor that the consideration to be received by Shareholders under the Offer is fair from a financial point of view to the Shareholders of the Company, other than the Offeror and its Subsidiaries and affiliates, and that the Board, upon consideration of the fairness opinion and consultation with its advisor, has determined unanimously that the Offer is fair to the Shareholders and is in the best interests of the Company and the Shareholders. Subject to Section 3.2, the Company will use its reasonable commercial efforts to issue a directors’ circular and a Schedule 14D-9 recommending that Shareholders accept the Offer (the “Directors’ Circular”) concurrent with the issue of the Offer Circular by the Offeror, and in any event, the Company shall issue such Directors’ Circular no later than 12:00 midnight (Calgary time) on June 27, 2006.

(b)	The Company shall co-operate with the Offeror, use reasonable commercial efforts to support the Offer and provide the Offeror with a draft copy of the Directors’ Circular to be mailed to Shareholders prior to the mailing thereof, on a confidential basis, and shall provide the Offeror with a reasonable opportunity to review and provide any comments thereon. The Company shall mail the Directors’ Circular within the time frame indicated above and the Offeror and the Company shall cooperate in attempting to jointly mail the Offer Circular and the Directors’ Circular. The Company shall also file the Directors’ Circular on a timely basis with all applicable Regulatory Authorities. The Directors’ Circular will set forth in prominent type, among other things, the determinations and recommendations of the Board as set forth in Section 2.3(a) and the intention of members of the Board and officers to tender their Common Shares to the Offer. The Directors’ Circular shall also comply with the applicable rules governing the recommendation or solicitation by the subject company and others set forth in Rule 14d-9 and Rule 14e-2 promulgated under the U.S. Securities Exchange Act of 1934.

(c)	The Directors’ Circular, when filed with the Regulatory Authorities and mailed to the Shareholders, shall contain all information which is required to be included therein in accordance with all applicable laws, including, without limitation, all applicable corporate laws, including the Business Corporations Act (Alberta) (“Applicable Corporate Laws”) and all provincial, United States and other applicable securities laws (“Applicable Securities Laws”) and shall in all material respects comply with the requirements of all applicable laws. The Company agrees promptly to correct the Directors’ Circular and/or Schedule 14D-9 if and to the extent that is shall become false and misleading and to supplement the information contained therein to include any information that shall become necessary, in order to make the statement therein, in light of the circumstances under which they were made, not misleading, and the Company shall take all steps necessary to cause the Directors’ Circular and/or Schedule 14D-9, as so corrected or supplemented, to be filed with all applicable Regulatory Authorities and disseminated to the Shareholders, to the extent required by any Applicable

Corporate Law or Applicable Securities Law. The Company shall provide the Offeror copies of any written comments and telephone notification of any oral comments that the Company or its counsel receives from any applicable Regulatory Authority with respect to the Directors’ Circular and/or Schedule 14D-9 promptly after receipt of such comments. The Company shall use its commercially reasonable efforts to respond to such comments promptly, shall provide the Offeror with a reasonable opportunity to participate in all communications with any applicable Regulatory Authority, including meetings and telephone conferences, relating to the Directors’ Circular and/or Schedule 14D-9, and shall provide the Offeror copies of any written responses and telephone notification of any verbal responses by the Company or its counsel.
2.4     Offer Documents
(a)	The Offeror shall provide the Company with a draft copy of the Offer Circular as well as any other documents in connection with the Offer to be mailed to Shareholders and Optionholders on or after the date hereof (including any notices of change or variation), prior to the mailing thereof (collectively, the “Offer Documents”), on a confidential basis, and shall provide the Company with a reasonable opportunity to review and provide comments thereon. The Offeror shall file the Offer Documents on a timely basis with the Regulatory Authorities. The Offer Documents, when filed with the Regulatory Authorities and mailed to the Shareholders, shall contain all information which is required to be included therein in accordance with any applicable law, including, without limitation, all Applicable Corporate Laws and all Applicable Securities Laws, and shall in all material respects comply with the requirements of applicable law, including all Applicable Corporate Laws and all Applicable Securities Laws. In making the Offer, the Offeror has complied prior to the date hereof, and shall continue to comply, in each case in all material respects, with the provisions of applicable law, including all Applicable Securities Laws. The Offeror agrees promptly to correct the Offer Documents if and to the extent that is shall become false and misleading and to supplement the information contained therein to include any information that shall become necessary, in order to make the statement therein, in light of the circumstances under which they were made, not misleading, and the Offeror shall take all steps necessary to cause the Offer Documents, as so corrected or supplemented, to be filed with all applicable Regulatory Authorities and disseminated to the Shareholders, to the extent required by any Applicable Corporate Law or Applicable Securities Law. The Acquiror and the Offeror shall provide the Company copies of any written comments and telephone notification of any oral comments that Acquiror, the Offeror or their counsel receives from any applicable Regulatory Authority with respect to the Offer Documents promptly after receipt of such comments. The Offeror shall use its commercially reasonable efforts to respond to such comments promptly, shall provide the Company with a reasonable opportunity to participate in all communications with any applicable Regulatory Authority, including meetings and telephone conferences, relating to the Offer Documents, and shall provide the Company copies of any written responses and telephone notification of any verbal responses by the Offeror or its counsel.

(b)	The Company shall promptly provide the Offeror with a list of the Shareholders and will provide updated lists of such Shareholders from time to time on request. The Company will provide such assistance as the Offeror or its agents may reasonably request, including communicating the Offer and any amendments and supplements thereto to the Shareholders (including participating with the Offeror in joint investor presentations), meetings with lenders to the Company and its Subsidiaries and meetings with parties to contracts with the Company and its Subsidiaries, and promptly providing (i) to the extent known by the Company, lists of the beneficial Shareholders, (ii) lists of the holders of the Company’s outstanding options or any other securities convertible or exercisable to acquire Common Shares (in the case of options, together with details as to expiry dates, exercise prices and number of Common Shares subject to option and the name of the Optionholders), and (iii) mailing labels for Shareholders.
2.5     Directors
     The Company represents and warrants that there are currently five directors on the Board, and the Company agrees with and represents to the Offeror that the Board has determined unanimously to cooperate with the Offeror and use reasonable commercial efforts to enable the Offeror to elect or appoint all of the directors of the Company and its Subsidiaries as soon as possible after the Offeror takes up and pays for a majority of the outstanding Common Shares on a fully diluted basis pursuant to the Offer. Subject to applicable law, the Company shall promptly take all action necessary pursuant to Section 14(f) of the U.S. Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Agreement and shall include in the Schedule 14D-9 mailed to Shareholders such information as is required under Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Agreement. The Offeror and Acquiror will promptly supply the Company and be solely responsible for any information with respect to itself and its nominees and officers required by Section 14(f) and Rule 14f-1.
2.6     Solicitation of Acceptances of Offer
     The Offeror will appoint a dealer manager in connection with the Offer to solicit acceptances of the Offer. The dealer manager will form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and of the stock exchanges in Canada and the United States to solicit acceptances of the Offer.
2.7     Press Releases
     Each of the parties shall issue its press release upon execution of this Agreement in the forms set forth in Schedule 2.7 hereto. The parties shall consult each other with respect to any further public disclosures respecting this Agreement, the Offer or any matter related thereto.

2.8     Outstanding Stock Options
     The Company represents that all outstanding options granted pursuant to the stock option plan or otherwise exceed their respective exercise prices, and agrees and represents that the Board has determined unanimously to use its and their respective reasonable commercial efforts to encourage all persons holding options to purchase Common Shares pursuant to the Company’s stock option plan or otherwise, to either (a) exercise their options (which may include a conditional exercise for the purposes of tendering to the Offer) prior to the expiry of the Offer and to deposit all Common Shares issued in connection therewith to the Offer as more particularly described in Section 2(b)(i) of the form of Lock-Up Agreement attached as Schedule 2.2(a)(iv) hereto; or (b) subject to receipt of any necessary regulatory approvals, elect to receive cash payments from the Company, as described in Section 2(b)(ii) of the form of Lock-Up Agreement attached as Schedule 2.2(a)(iv) hereto, other than those Shareholders respectively who are parties to a Lock-Up Agreement in respect of whom the provisions of the applicable Lock-Up Agreement executed by such Shareholder shall apply.
2.9     Concerning the Company’s Rights Plan
     The Company confirms that it has entered into the Shareholder Rights Plan Agreement dated as of May 24, 2006 (the “Rights Plan”) with American Stock Transfer & Trust Company. The Company agrees that it will waive the Rights Plan effective no later than July 30, 2006 in relation to the Offer and any other subsisting take-over bid for the Common Shares (including the take-over bid by Nosara Holdings Ltd., a wholly-owned Subsidiary of Petro-Canada dated May 15, 2006 and the proposed bid by Canadian Superior Energy Inc., if applicable). The Company also agrees that it shall extend the Separation Time (as defined under the Rights Plan) so that it does not occur.
2.10   Second Stage Transaction
     If the Offeror takes up and pays for Common Shares pursuant to the terms of the Offer, and thereby acquires at least 50% of the Common Shares, the Offeror agrees to use all commercially reasonable efforts to acquire, and the Company agrees to use all commercially reasonable efforts to assist the Offeror in acquiring, the balance of the Common Shares as soon as practicable and in any event within a period of six (6) months following the date on which the Common Shares are first taken up and paid for by the Offeror, by way of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions (each a “Second Stage Transaction”) carried out for consideration per Common Share that (i) consists of the same form of consideration paid pursuant to the Offer, and (ii) in respect of each such form of consideration, is not less than the consideration paid pursuant to the Offer. Nothing herein shall be construed to prevent the Offeror from acquiring, directly or indirectly, additional Common Shares in privately negotiated transactions, in another take-over bid, tender or exchange offer, or otherwise in accordance with Applicable Securities Laws (including by way of compulsory acquisition) following completion of the Offer.

3.       COVENANTS OF THE COMPANY
3.1     Ordinary Course of Business
(a)	The Company covenants and agrees that, prior to the earlier of the date on which this Agreement is terminated in accordance with Section 8.2 and the date on which nominees of the Offeror on the Board constitute more than 50% of its members, except as otherwise contemplated or permitted in this Agreement, the Company shall not, and not permit any of its Subsidiaries, directly or indirectly, to do or permit to occur any of the following without the prior written consent of the Offeror:
(i)	issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber, as applicable:
(A)	any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares (other than pursuant to the exercise of employee stock options of the Company currently outstanding); or

(B)	any assets, except in the ordinary course of business,
provided that, for greater certainty, the Company shall not be entitled to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber the Arctic Island Assets without the prior written consent of the Offeror;

(ii)	amend or propose to amend its articles, by-laws or other constating documents;

(iii)	split, combine or reclassify any outstanding Common Shares, or declare, set aside or pay any dividends or other distributions payable in cash, stock, property or otherwise with respect to the Common Shares;

(iv)	redeem, purchase or offer to purchase (or permit any of its Subsidiaries to redeem, purchase or offer to purchase) any Common Shares or other securities, including under any normal course issuer bid;

(v)	reorganize, amalgamate, merge or otherwise continue with any other person, corporation, partnership or other business organization whatsoever;

(vi)	other than as disclosed in the Disclosure Letter, acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any person, corporation, partnership or other business organization whatsoever (including any division) or acquire or agree to acquire any material assets;

(vii)	enter into any commodity, currency or interest rate swap transaction or other similar hedging transactions;

(viii)	other than as set forth in the Disclosure Letter, satisfy any material claims or liabilities except such as have been reserved against in the Company’s financial statements, or relinquish any material contractual rights; or

(ix)	incur or commit to incur any indebtedness for borrowed money or issue any debt securities, except as disclosed in the Disclosure Letter for working capital purposes and then only in the ordinary course of business and consistent with past practice, and in any case, not to exceed, in the aggregate, $100,000;
(b)	other than as set forth in the Disclosure Letter, the Company shall not, and shall cause each of its Subsidiaries to not enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension benefits, retirement allowances, deferred compensation, severance or termination pay or pay any other form of compensation to, any officers, directors, employees of or consultants to the Company or its Subsidiaries other than pursuant to agreements, policies or arrangements in effect (without amendment) on the date hereof and which have been disclosed publicly or in writing to the Offeror on or prior to the date hereof and other than in the ordinary course of business consistent with past practice, and provided in any event that the Company shall not pay any amounts to any director, officer, employee or consultant in connection with the termination of employment or change of control of the Company unless the Company has first received a full release from such director, officer, employee or consultant in favour of the Company;

(c)	the Company shall use reasonable commercial efforts to cause its, and each of its Subsidiaries’, current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d)	the Company shall:
(i)	use reasonable commercial efforts, and shall cause each of its Subsidiaries to use reasonable commercial efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of their respective officers, employees and consultants as a group and to maintain satisfactory relationships with parties having business relationships with the Company or its Subsidiaries;

(ii)	not take any action, or permit any of its Subsidiaries to take any action, that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Expiry Time;

(iii)	subject to Section 3.2, use reasonable commercial efforts to enable the conditions for the benefit of the Offeror set forth in the Offer to be satisfied;

(iv)	use reasonable commercial efforts to procure advance waivers of any defaults which may occur under any credit, financing agreement or hedging or swap transaction of the Company or its Subsidiaries as a result of the Offeror taking up and paying for Common Shares under the Offer and any other default that will be subsisting upon, or that is reasonably expected to occur within 90 days thereafter, the Expiry Time;

(v)	confer on a regular basis with the Offeror with respect to operational matters and notify the Offeror orally and in writing promptly, and in any event within 24 hours or learning of the same, of any Material Adverse Change, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and

(vi)	carry on its business in the usual, regular and ordinary course consistent with past practice and in compliance in all material respects with all applicable laws, including all Applicable Corporate Laws and Applicable Securities Laws, in each case, with no less diligence and effort than would be applied in the absence of this Agreement; and
(e)	the Company shall not, and shall cause each of its Subsidiaries to not, modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 3.1, other than as contemplated by this Section 3.1, without the prior written consent of the Offeror, such consent not to be unreasonably withheld.
3.2     Non-Solicitation
(a)	The Company agrees that during the period from the date of execution of this Agreement until the date of termination of this Agreement:
(i)	shall immediately cease and cause to be terminated any existing discussions or negotiations or other proceedings initiated prior to the date hereof by the Company, the Subsidiaries or affiliates or their respective officers, directors, employees, financial advisors, representatives and agents (“Company Representatives”) or others with respect to all Take-over Proposals (as defined in Section 3.2(b));

(ii)	shall not provide information concerning its securities, assets or business to anyone for or in furtherance of anything mentioned in Section 3.2(a)(i);

(iii)	shall not release any person from any confidentiality or standstill agreement to which it and such person are parties or amend any such agreement; and

(iv)	shall not, and shall not authorize or permit any of the Company Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal.
(b)	For the purposes of this Agreement, “Take-over Proposal” means a proposal or offer by a third person, including the formal take-over bid of Nosara Holdings Ltd., a wholly-owned Subsidiary of Petro-Canada dated May 15, 2006 and the proposed Take-over offer of Canadian Superior Energy Inc., whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the Company’s assets or any of its Subsidiaries or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the Company’s outstanding voting shares whether by way of take-over bid, arrangement, amalgamation, merger, consolidation or other business combination, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third person to acquire beneficial ownership of all or a material portion of its assets or any of the Subsidiaries or to acquire in any manner, directly or indirectly, more than 20% of its outstanding voting shares and includes any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving the Company or its Subsidiaries or any proposal, offer or agreement to acquire 20% or more of the assets of the Company.

(c)	Notwithstanding the above, the Company may:
(i)	engage in discussions or negotiations with any person who (without any solicitation, initiation or encouragement, directly or indirectly, by the Company or the Company Representatives) seeks to initiate such discussions or negotiations and may furnish such third person information concerning it and its business, properties and assets that has previously been provided to Acquiror if, and only to the extent that:
(A)	the other person has first made a bona fide written Take-over Proposal that if consummated in accordance with its terms would result in a transaction financially more favourable to its shareholders than the Proposed Transaction (a “Superior Proposal”) and the Board has concluded in good faith, after considering applicable law and receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the Board, that the taking of such action may be necessary for the Board in discharge of its fiduciary duties under applicable law;

(B)	prior to furnishing such information to or entering into discussions or negotiations with such person or entity, it provides immediate notice orally and in writing to Acquiror specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect to a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the Confidentiality Agreement, and provides Acquiror with a copy of such Superior Proposal and any amendments thereto and confirming in writing the determination of the Board that the Take-over Proposal if completed would constitute a Superior Proposal;

(C)	it provides immediate notice to Acquiror at such time as it or such person or entity terminates any such discussions or negotiations; and

(D)	it immediately provides or makes available to Acquiror any information provided to any such person or entity whether or not previously made available to such other party;
(ii)	comply with Part 14 of the Securities Act (Alberta) with regard to a tender or exchange offer, if applicable, Schedule 14D-9 under the U.S. Securities Exchange Act of 1934, and other rules under Applicable Securities Laws relating to the provision of directors’ circulars, the recommendations or solicitation by the subject company and others, and make appropriate disclosure with respect thereto to the Shareholders; and

(iii)	subject to Section 3.2(d), accept, recommend, approve or implement a Superior Proposal from a third person, but only (in the case of this Section 3.2(c)(iii)) if prior to such acceptance, recommendation, approval or implementation, the Board shall have concluded in good faith, after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the Board, that the taking of such action may be necessary for the Board in discharge of its fiduciary duties under applicable law.
(d)	The Company shall give Acquiror 72 hours advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a

Superior Proposal. For a period of 72 hours from the time that the Company provides notice of such Superior Proposal to Acquiror and Offeror and any amendment thereto, together with the foregoing confirmation in respect of the Board’s determination pursuant to Section 3.2(c)(iii), the Board and the Company agree not to accept, recommend or approve or enter into any agreement (a “Proposed Agreement”) to implement such a Superior Proposal or release the party from making the Superior Proposal from any standstill provisions. In addition, in respect of any Superior Proposal, the Company shall and shall cause its financial and legal advisors to negotiate in good faith with Acquiror to make such adjustments in the terms and conditions of this agreement and the terms of the Proposed Transaction as would enable Acquiror to proceed with the transaction contemplated herein, as amended, rather than the Superior Proposal. In the event that Acquiror proposes to amend this Agreement and the terms of the Offer to provide equal or superior value to that provided under the Superior Proposal within a period of 72 hours from the time that Acquiror receives notice of the Superior Proposal and a copy of the Proposed Agreement (and any amendments thereto), the Company shall not enter into any Proposed Agreement regarding the Superior Proposal or any amendment thereof. In the event the Offeror elects not to amend this Agreement and the terms of the Offer pursuant to this Section 3.2(d), then the Company shall deposit in trust with counsel to the Acquiror, within one business day of being notified by the Offeror that it does not intend to exercise such right to match and, in any event, prior to the Company entering into the Proposed Agreement, an amount equal to four percent of the aggregate transaction value contemplated by this Agreement and the Offer (and for the purposes of determining such aggregate transaction value, it shall be assumed that all of the outstanding Common Shares on a fully diluted basis are acquired pursuant to the Offer), representing the Termination Fee payable to the Offeror pursuant to Section 4.1.

(e)	The Company shall ensure that the Company Representatives are aware of the provisions of this Section 3.2 and shall cause them to comply with such provisions, and the Company shall be responsible for any breach of this Section 3.2 by the Company Representatives.
3.3     Access to Information
     The Company shall (and shall cause each of its Subsidiaries to) afford the Offeror’s officers, employees, counsel, investment bankers, accountants and other authorized representatives and advisors access, at all reasonable times, from the date hereof and until the termination of this Agreement pursuant to Article 7, to its business, properties, books, contracts and records as well as to its management personnel, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Offeror all information concerning its business, properties and personnel as the Offeror may reasonably request. The Company shall direct all of its employees, consultants and representatives and the employees, consultants and representatives of its Subsidiaries to actively assist in providing such access and furnishing such information. The Offeror agrees that it shall be bound by the Confidentiality Agreement in connection therewith which forms a part of this Agreement.

3.4     Transaction Structure
     The Company shall, to the extent reasonable, cooperate with the Offeror in structuring the acquisition by the Offeror of the Company in a tax efficient manner, including without limitation, by completing to the satisfaction of the Offeror, acting reasonably, a possible transfer of certain assets of the Company to separate wholly-owned Canadian subsidiary corporations in connection with the completion of the transactions contemplated hereby, provided that the Company shall have no obligation to the Offeror pursuant to this Section 3.4 where the proposed transaction structure would, or could, in the opinion of the Company, reasonably be expected to have, a Material Adverse Effect or to adversely affect the Shareholders.
4.       FEES AND OTHER ARRANGEMENTS
4.1     Termination Fee
     If at any time after the execution of this Agreement:
(a)	the Company enters into any agreement with any person or entity in respect of a Take-over Proposal;

(b)	the Board fails to unanimously recommend, or changes, withdraws or modifies its recommendation to securityholders to tender their shares to the Offer or otherwise vote in favour of the Proposed Transaction or otherwise fails to mail a directors’ circular or proxy circular, as the case may be, to securityholders unanimously recommending that securityholders tender their shares to the Offer or otherwise vote in favour of the Proposed Transaction;

(c)	there shall be a breach or non-performance by the Company of any of its material representations, warranties, or covenants contained in this Agreement which breach is not cured within five days of receiving written notice of such breach;

(d)	any bona fide Take-over Proposal (or a bona fide intention to make one) involving the Company is publicly announced or commenced, or the terms of any existing Take-over Proposal are varied, and the Board fails to publicly reaffirm and maintain its recommendation of the Proposed Transaction to the Company’s securityholders within 10 days after the commencement or variation of any such Take-over Proposal;

(e)	the Board recommends that the Company’s securityholders deposit their shares under, vote in favour of, or otherwise accept, a Take-over Proposal;

(f)	a bona fide Take-over Proposal (or bona fide intention to make one) in respect of the Company has been announced by any third party and has not been withdrawn, or the terms of any existing Take-over Proposal are varied, prior to the expiry date of any Offer or the date of the meeting of the Company Shareholders to approve the Proposed Transaction, as the case may be, and less than 66 2/3 % of the outstanding Common Shares on a fully-diluted basis of the Company are tendered to the Offer prior to its expiry date or the transaction contemplated by this

Agreement is not approved at such meeting by at least 66 2/3% of the holders of each class of applicable securities of the Company and within six months of the Expiry Time such Take-over Proposal is consummated;
the Company shall pay to the Offeror prior to the Company entering into a Proposed Agreement in respect of such Superior Proposal, a cash amount equal to four percent (one percent of the aggregate transaction value in the case of a breach by the Company of a material representation or warranty as contemplated by Section 4.1(c)) of the aggregate transaction value contemplated by this Agreement and the Offer (and for the purposes of determining such aggregate transaction value, it shall be assumed that all of the outstanding Common Shares on a fully diluted basis are acquired pursuant to the Offer) (the “Termination Fee”).
5.       REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND OFFEROR
     Acquiror and Offeror hereby represent and warrant to the Company as follows:
5.1     Organization and Authority of Acquiror Relative to this Agreement
     The Acquiror is a corporation duly incorporated, validly existing and in good standing under the laws of Alberta and has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and performance by Acquiror of the transactions contemplated hereby have been duly authorized by Acquiror, and no other corporate proceedings on the part of Acquiror are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror enforceable against Acquiror in accordance with its terms.
5.2     Organization and Authority of Offeror Relative to this Agreement
     The Offeror is a corporation duly incorporated, validly existing and in good standing under the laws of Alberta and has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and performance by the Offeror of the transactions contemplated hereby have been duly authorized by the Offeror, and no other corporate proceedings on the part of the Offeror are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror enforceable against the Offeror in accordance with its terms.
5.3     No Violations — Acquiror
(a)	Neither the execution nor the delivery of this Agreement by the Acquiror, nor the consummation of the transactions contemplated hereby and by the Offer, nor compliance by the Acquiror with any provision hereof or thereof will, (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under any of the terms, conditions or provisions of the Acquiror’s charter documents or bylaws or, any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which the Acquiror or any of its Subsidiaries is a party, or to which any of them or any of their respective properties or assets may be subject, or by which the Acquiror or any of its Subsidiaries is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 5.3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, law, rule or regulation applicable to the Acquiror (except, in the case of each of clauses (i) and (ii) above for such violations, conflicts, breaches, defaults, terminations or accelerations which, or any required consents, approvals or notices which, if not given or received, would not have, or could not reasonably be expected to have a material adverse effect on the Acquiror and its Subsidiaries, taken as a whole, or would not, or could not reasonably be expected to, materially interfere with the consummation of the transactions contemplated hereby.

(b)	Other than in connection with or in compliance with the provisions of the Applicable Corporate Laws and Applicable Securities Laws, compliance with requirements under the Competition Act (Canada) (i) there is no legal impediment to the Acquiror’s consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or, to the Acquiror’s knowledge, any foreign public body or authority, is required of the Acquiror in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have, or could not reasonably be expected to have a material adverse effect on the Acquiror and its Subsidiaries, taken as a whole, or would not, or could not reasonably be expected to, materially interfere with the consummation of the transactions contemplated hereby.
5.4     No Violations — Offeror
(a)	Neither the execution nor the delivery of this Agreement by the Offeror, nor the consummation of the transactions contemplated hereby and by the Offer, nor compliance by the Offeror with any provision hereof or thereof will, (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under any of the terms, conditions or provisions of the Offeror’s charter documents or bylaws or, any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which the Offeror or any of its Subsidiaries is a party, or to which any of them or any of their respective properties or assets may be subject, or by which the Offeror or any of its Subsidiaries is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 5.4(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, law, rule or regulation applicable to the Offeror (except, in the case of each of clauses (i) and (ii) above for such violations, conflicts, breaches, defaults, terminations or accelerations which, or any required consents, approvals or notices which, if not given or received, would not have, or could not reasonably be expected to have a material adverse effect on the Acquiror and its Subsidiaries, taken as a whole, or would not, or could not reasonably be expected to, materially interfere with the consummation of the transactions contemplated hereby.

(b)	Other than in connection with or in compliance with the provisions of the Applicable Corporate Laws and Applicable Securities Laws, compliance with requirements under the Competition Act (Canada) (i) there is no legal impediment to the Offeror’s consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or, to the Offeror’s knowledge, any foreign public body or authority, is required of the Offeror in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have, or could not reasonably be expected to have material adverse effect on the Acquiror and its Subsidiaries, taken as a whole, or would not, or could not reasonably be expected to, materially interfere with the consummation of the transactions contemplated hereby.
5.5     Sufficient Funds
     The Offeror, through the Acquiror has available to it sufficient funds to make the Offer on the terms as contemplated hereby, and to purchase all outstanding Common Shares (on a fully diluted basis) which may be deposited pursuant to the Offer.
5.6     Common Share Ownership
     The Offeror, together with its affiliates and associates (as those terms are defined in the Securities Act (Alberta)) own no Common Shares at the date hereof.
6.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants to the Acquiror and Offeror as follows:
6.1     Organization and Qualification
     The Company and each Subsidiary is a corporation duly continued and validly subsisting under the laws of Alberta, and has the requisite corporate power and authority to carry on its business as it is now being conducted. The Company is, and its Subsidiaries are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, in each case except where the failure to be so registered or in good standing would not have, or could not reasonably be expected to have a Material Adverse Effect or would not, or could not reasonably be expected to, materially interfere with the consummation of the transactions contemplated hereby. Copies of the constating documents (including articles, by-laws and constating agreements) of the Company and each of Canpet Inc. and CS Petroleum Ltd. (which are the only Subsidiaries of the Company) together with all amendments to date were made available to the Offeror in the Company’s data room prior to the execution of this Agreement, and such documents are accurate and complete as of the date hereof and have not been amended or superseded.
6.2     Authority Relative to this Agreement
     The Company has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.
6.3     No Violations
(a)	Neither the execution nor the delivery of this Agreement by the Company, nor the consummation of the transactions contemplated hereby and by the Offer, nor compliance by the Company with any of the provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of their respective charter documents or bylaws or, any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or to which any of them or any of their respective properties or assets may be subject, or by which the Company or any of its Subsidiaries is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 6.3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, law, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (except, in the case of each of clauses (i) and (ii) above, for violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances or required consents, approvals or notices which if not given or received would not have a Material Adverse Effect, or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have, or could reasonably be expected to have, a Material Adverse Effect.

(b)	Other than in connection with or in compliance with the provisions of the Applicable Corporate Laws and Applicable Securities Laws, (i) there is no legal impediment to the Company’s consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Company in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have, or could not reasonably be expected to have a Material Adverse Effect or would not, or could not reasonably be expected to, materially interfere with the consummation of the transactions contemplated hereby.
6.4     Compliance with Law
     The Company and each of its Subsidiaries has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, have a would not have, or could not reasonably be expected to have a Material Adverse Effect or would not, or could not reasonably be expected to, materially interfere with the consummation of the transactions contemplated hereby.
6.5     Capitalization
     As of the date hereof, the authorized share capital of the Company consists of an unlimited number of Common Shares of which, as of June 16, 2006, 14,496,165 Common Shares are issued and outstanding and there are no other shares of any class or series outstanding. A list disclosing outstanding options and Optionholders, and also indicating the number of Common Shares subject to each option, the exercise price applicable to each option, the term of the option and whether approval by holders of Common Shares is required before the option may be exercised, is set forth in the Disclosure Letter. Except as set forth in the Disclosure Letter, there are no options, warrants or other rights (other than rights issued under the Rights Plan), agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by the Company or any Subsidiary of any shares of the Company (including the Common Shares) or shares of any Subsidiary or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of the Company (including the Common Shares) or shares of any Subsidiary. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Common Shares issuable upon the exercise of outstanding stock options, in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.
6.6     Material Contracts
     Except for Documents of Title, other than this Agreement and as set forth in the Disclosure Letter, there are no material contracts or agreements which have or which might have or create any material obligation to the Company or from which it derives or could derive any material benefit or which are required by the Company to carry on its business as now conducted by it or as is now proposed to be carried on by it.

6.7     Filings
     The documents or information (the “Public Documents”) listed in Schedule 6.7, copies of which have been provided to the Offeror, are the only material documents filed by the Company with Regulatory Authorities since December 31, 2005. All of the Public Documents are, as of their respective dates, in compliance in all material respects with all applicable laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (and the term “material fact” shall have the meaning ascribed under Applicable Securities Laws). The Company will deliver to the Offeror as soon as they become available true and complete copies of any reports or statements required to be filed by it with any Regulatory Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Offeror, as to which the Company makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all applicable requirements of law.
6.8     Financial Statements
     The consolidated financial statements, including the consolidated balance sheet, the consolidated statements of operations and retained earnings and the consolidated statements of cash flow for the fiscal year ended December 31, 2005 (collectively, the “Financial Statements”) and contained in the Public Documents, were prepared in accordance with Canadian GAAP and, to the extent required, generally accepted accounting principles in the United States, and present fairly, in all material respects, the financial position of the Company and its Subsidiaries on a consolidated basis, the results of its operations and the changes in its financial position for the applicable periods (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent accountants or (ii) in the case of unaudited interim financial statements, subject to normal year end adjustments and the fact they may not include footnotes or may be condensed or summary statements). Except as disclosed in the Financial Statements, the Company had no material liabilities (whether actual, accrued or contingent, and whether direct or indirect) at December 31, 2005. Nothing has occurred since the date the Financial Statements were issued which would necessitate a change to the Financial Statements.
6.9     Disclosures
     The Company has disclosed to Acquiror and the Offeror any information in its possession of which it is aware regarding any event, circumstance or action taken which could reasonably be expected to have a Material Adverse Effect. To the best of the Company’s knowledge, none of the information delivered to Acquiror and the Offeror prior to the date hereof and as modified or supplemented from time to time prior to the date hereof contains a misrepresentation.

6.10   Transaction Fees
     The Company has not retained any financial adviser, broker, agent, finder, or paid or agreed to pay any financial adviser, broker, agent, finder on account of this Agreement or any transaction contemplated hereby, other than CIBC World Markets Inc. or as otherwise disclosed in the Disclosure Letter, which firm has been retained as the Company’s financial advisor in responding to the Offer.
6.11   Absence of Changes
     Since December 31, 2005, and except as has been disclosed in the Public Documents or as contemplated herein (i) the Company and the Subsidiaries have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Company or any Subsidiary has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change.
6.12   No Material Transactions
     Since December 31, 2005 the Company has not taken any action that would be in violation of Section 3.1 if such provision had been in effect since such date, other than violations which would not have, or could not reasonably be expected to have a Material Adverse Effect or would not, or could not reasonably be expected to, materially interfere with the consummation of the transactions contemplated hereby.
6.13   Confidentiality Agreements
     The Company has entered into confidentiality agreements with persons other than Acquiror respecting the confidentiality of information provided to such persons or reviewed by such persons. The Company has not negotiated any Take-over Proposal with any person who has not entered into a confidentiality agreement or provided access to the confidential information in respect of the Company to any person who has not entered into a confidentiality agreement. The Company will not amend, modify or provide any consents under such confidentiality agreements or provide any release from, or relaxation of, the obligations under such confidentiality agreements to any of the other parties thereto. The Company has not waived the applicability of any “standstill” or other provisions of any confidentiality agreements entered into by the Company.
6.14   Restrictions on Business
     The Company is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, transfer or move any of its assets or operations, where such covenant would have a Material Adverse Effect.

6.15   Employment Agreements
     Except as disclosed in the Disclosure Letter, neither the Company nor any Subsidiary is a party to any written employment or consulting agreement or any verbal employment or consulting agreement with a term of more than one year or any written agreement which provides for a payment by the Company or any Subsidiary on a change of control of the Company or severance of employment (such agreements being referred to as the “Employment Agreements”). The aggregate amount payable by the Company under any retention bonus policy and any obligations or liabilities of the Company to pay any amount to its officers, directors, employees or consultants on the change of control of the Company and pursuant to the Company’s severance policy will not exceed $1.1 million in the aggregate.
6.16   Officer Obligations
     Immediately prior to the Expiry Time, neither the Company nor Acquiror shall have any obligations or be required to make any payments to the officers, directors, employees and consultants of the Company in respect of any severance or termination payment as a result of a termination of employment or change of control of the Company upon giving effect to the transactions contemplated by this Agreement, except as set forth in the Disclosure Letter.
6.17   Employee Benefit Plans
     Except as disclosed in the Disclosure Letter, neither the Company nor any Subsidiary has any employee benefit plans and has made no promises with respect to increased benefits under such plans. All contributions (including premiums) required by law or contract to and including December 31, 2005 to have been paid or accrued, under or with respect to such plans, have been paid or accrued as at that date, as the case may be.
6.18   Books and Records
     The corporate records and minute books of the Company and each Subsidiary have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects, except for minutes of meetings of directors held since April 2006 (and no matter that has not been publicly disclosed by the Company and which might have a Material Adverse Effect was discussed at any meeting in respect of which minutes have not yet been prepared).
6.19   Litigation, etc.
     Except as disclosed in the Disclosure Letter, there are, at the date hereof, no actions, suits or proceedings pending, or to the knowledge of the Company threatened, affecting the Company or any Subsidiary before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves a possibility of any judgment against or liability of the Company or any Subsidiary which, if successful, would have, or could reasonably be expected to have a Material Adverse Effect or would, or could reasonably be expected to, materially interfere with the consummation of the transactions contemplated hereby.

6.20   Related Party Transactions
     No officer, director, employee or consultant of the Company, any associate or affiliate of any such person or any party not at arm’s length to the Company owns, has or is entitled to any royalty, net profits interest, carried interest or other encumbrances of any nature whatsoever which are based on production from the Company’s properties or assets or any revenue or rights attributed thereto.
6.21   Conduct of Operations
     Except as would not have a Material Adverse Effect, any and all operations of the Company and, to the best of the Company’s knowledge, any and all operations by third parties, on or in respect of the assets and properties of the Company, have been conducted in accordance with good oilfield practices.
6.22   Petroleum and Natural Gas Property Interests
     The interests of the Company in its petroleum and natural gas properties (the “Interests”) are free and clear of adverse claims created by, through or under the Company or of which it is otherwise aware, except as disclosed in the Disclosure Letter, and that, to its knowledge, the Company holds its Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements.
6.23   Title to Oil and Gas Properties
     Although the Company does not warrant title, other than as disclosed in the Disclosure Letter, the Company is not aware of any defects, failures or impairments to the title to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party which in the aggregate has had, or could reasonably be expected to have, a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the GLJ Report; (ii) the current production attributable to such properties; (iii) the current cash flow from such properties; or (iv) the value of the affected properties.
6.24   Documents of Title
     Except as disclosed in the Disclosure Letter, to the best of the Company’s knowledge, the Company has made available to Acquiror all Documents of Title and other documents and agreements in its possession affecting the title of the Company to its oil and gas properties, it being understood that any Documents of Title and other documents and agreements that are in the possession of third parties shall not be deemed to be in the possession of the Company for the purposes of this Section 6.24. Nothing has come to the Company’s attention during the course of its review of any Documents of Title or other documents or agreements that are in the possession of third parties that would have, or could reasonably be expected to have, a Material Adverse Effect.

6.25   Environmental Matters
     Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect.
(a)	it is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, “Environmental Laws”);

(b)	it has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c)	there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes on any of the real property owned or leased by the Company or under its control;

(d)	there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Company that have not been remedied;

(e)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Company;

(f)	it has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign the occurrence of any event which is required to be so reported by any Environmental Law; and

(g)	the Company holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for: (A) notifications and conditions of general application to assets of the type owned by the Company; and (B) notification relating to reclamation obligations under the Environmental Protection and Enhancement Act (Alberta) or equivalent legislation in the jurisdictions in which the Company’s properties are or have been located, the Company has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

6.26   Tax Matters
(a)	Except as disclosed in the Disclosure Letter, for purposes of this Section 6.26, the following definitions shall apply:
(i)	The term “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Company is required to pay, withhold or collect; and

(ii)	The term “Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.
(b)	All Returns required to be filed by or on behalf of the Company or it Subsidiaries or affiliates have been duly filed on a timely basis and such Returns were, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, or have been accrued for in the Financial Statements and no other Taxes are payable by the Company with respect to items or periods covered by such Returns.

(c)	The Company has paid or provided adequate accruals for taxes as at December 31, 2005 in its financial statements as at and for the year ended dated December, 2005, in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(d)	For all periods covered by the filed Returns, Acquiror has been furnished by the Company true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by the Company or on behalf of the Company relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise tax returns for the Company.

(e)	No material deficiencies exist or have been asserted with respect to Taxes paid by the Company. The Company is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to the Company’s knowledge threatened against the Company or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of the Company. There is no audit in process, pending or, to the knowledge of the Company, threatened by a governmental or taxing authority relating to the Returns of the Company since incorporation.

(f)	The Company has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law or in accordance with published administrative practice of Canada Revenue Agency and will continue to do so until the Expiry Time and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority. The Company has remitted all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law. The Company has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by the Company.

(g)	To the Company’s knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and gas assets prior to the date hereof have been properly and fully paid and discharged, and there are no unpaid taxes or assessments which could result in a lien or charge on its oil and gas assets.

(h)	The Company has not at any time been deemed to have a capital gain pursuant to subsection 80.03(2) of the Tax Act or any analogous provincial provisions as a result of any transaction or event taking place in any taxation year ending on or before the date hereof. The Company has not entered into an agreement contemplated in section 80.04 or 191.3 or subsection 18(2.3), 127(13) to (17), 127(20), or 125(3) of the Tax Act or equivalent provincial provision. There are not circumstances existing, which could result in the application of section 78 of the Tax Act or any equivalent provincial provision to the Company.

(i)	The Company has not acquired any assets from a non-arm’s length person for consideration greater than fair market value. The Company has not disposed of any assets to a non-arm’s length person for consideration less than fair market value.
6.27   Financial Commitments
     Except as disclosed in the Disclosure Letter and for operating costs incurred in the ordinary course of business, as of the date hereof, the Company has no outstanding financial commitments in respect of its Interests, under which expenditures of greater than $100,000 have been or may be required.
6.28   Impairment
     Neither the making of the Offer nor the successful completion of the Offer will result, or could reasonably be expected to result, in a Material Adverse Change pursuant to or as a result of the provisions of any agreement or arrangement to which the Company is a party.
6.29   Insurance
     Policies of insurance in force as of the date hereof naming the Company as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Company and its Subsidiaries. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.
6.30   No Undisclosed Material Liabilities
     Except: (a) as disclosed in the Disclosure Letter; (b) as disclosed or reflected in the Financial Statements; and (c) for liabilities and obligations: (i) incurred in the ordinary course of business; or (ii) pursuant to the terms of this Agreement, the Company has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the balance sheet of the Company) that have constituted or would be reasonably likely to constitute a Material Adverse Change.
6.31   No Guarantees or Indemnities
     Except as disclosed in the Disclosure Letter, the Company is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Company and applicable laws and other than standard indemnities in favour of purchasers of assets in purchase and sale agreements and indemnities and guarantees in favour of the Company’s bankers), or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person.
6.32   No Loans
     The Company has no loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Company that are currently outstanding or that have been outstanding since July 30, 2002.
6.33   Reporting Issuer Status
     The Company is a “reporting issuer” in material compliance with all Applicable Securities Laws of Alberta, Ontario, Quebec and Nova Scotia. The Company is a foreign private issuer as that term is defined in Rule 3b-4 promulgated under the U.S. Securities Exchange Act of 1934.

6.34   Stock Exchange Listings
     The Common Shares are listed on the Toronto Stock Exchange under the trading symbol “CSW” and on the NASDAQ Capital Market under the trading symbol “CSPLF” and the Company is not in material default of any of the rules, policies and bylaws of such exchanges.
6.35   No Cease Trade Orders
     No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company and the Company is not in default of any requirement of Applicable Securities Laws that would have, or could reasonably be expected to have, a Material Adverse Effect, or would materially interfere with the consummation of the transactions contemplated by this Agreement.
6.36   Subsidiaries and Other Investments
(a)	The Company has no Subsidiaries other than Canpet Inc. and CS Petroleum Ltd., each of which are wholly-owned by the Company; and

(b)	Except as set forth in the Disclosure Letter, the Company and its Subsidiaries have no investments in bodies corporate (other than Subsidiaries described above), joint ventures, partnerships (including limited partnerships).
6.37   Debt
     As at the date hereof, the Company has in excess of $20 million in cash and cash equivalents and has no debt.
6.38   Investment Company
     The Company is not required to be registered as an investment company under the U.S. Investment Company Act of 1940.
7.       ADDITIONAL AGREEMENTS
7.1     Other Filings
     The Offeror and the Company shall, as promptly as practicable hereafter, cooperate fully with each other and prepare and file any filings required under Applicable Corporate Laws and Applicable Securities Laws or any other applicable law relating to the Offer and the transactions contemplated hereby, including, without limitation, pursuant to the Competition Act (Canada). The Company agrees that it shall file a material change report in respect of this Agreement as required under Applicable Securities Laws. Further, the Company agrees that the Offeror shall, acting reasonably, have a right to review and comment on the Company’s material change report.

7.2     Further Assurances
     Subject to Section 3.2 and the other terms and conditions herein provided, each of the parties hereto agrees to use reasonable commercial efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including the Offer, and to cooperate with each other in connection with the foregoing, including using reasonable commercial efforts: (i) to obtain all necessary waivers, consents, approvals and authorizations as are required to be obtained under any contracts or agreements to which the Offeror, the Company or any of their respective Subsidiaries is a party; (ii) to obtain all necessary waivers, consents, approvals and authorizations as are required to be obtained under any federal, provincial, state or local or foreign law or regulations, including, without limitation, under the Competition Act (Canada); (iii) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, including the Offer; (iv) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, including the Offer; and (v) to effect all necessary registrations and other filings and submissions of information requested by governmental authorities. For purposes of the foregoing sentence, the obligation of the Company and the Offeror to use “reasonable commercial efforts” to obtain waivers, consents, approvals and authorizations under contracts or agreements shall not include any obligation to agree to an adverse modification of the terms of such documents or to prepay or incur additional obligations to such other parties (and the Company and its Subsidiaries are expressly prohibited from doing so).
7.3     Fees and Expenses
     All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs or expenses.
7.4     Officers’ and Directors’ Insurance
     The Offeror agrees that, if it acquires Common Shares under the Offer, for the entire period from the date of first taking up and paying for Common Shares until six years after such date, the Offeror will cause the Company or any successor to the Company to procure an insurance policy on a “trailing” run-off basis on terms and conditions otherwise no less advantageous to the directors and officers of the Company than those contained in the policy in effect on the date hereof (“Equivalent Insurance”), for all present and former directors and officers of the Company and its Subsidiaries covering claims made prior to or within six years after such date; provided, however, that in no event shall the Company be required to obtain run-off insurance at a premium greater than 225% of the premium paid for the 2005 calendar year for the Company’s directors’ and officers’ insurance (the “Annual Premium”), and if the Company is unable to obtain Equivalent Insurance or if obtaining Equivalent Insurance would cost in excess of 225% of the Annual Premium, the Company shall obtain such insurance as it is able to obtain for 225% of the Annual Premium.

7.5     Compliance with Contracts
     The Offeror agrees that, if it acquires Common Shares under the Offer, it will cause each of the Company and its Subsidiaries and any successors thereto to fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of the Company and its Subsidiaries pursuant to the provisions of the Business Corporations Act (Alberta), the articles or by-laws of the Company, any employment agreements and any written indemnity agreements entered into between the Company and such persons (true and complete copies of which have been provided to the Offeror); provided that this Section 7.5 shall not restrict or prohibit the Offeror from dissolving the Company or any Subsidiary, reorganizing the capital of the Company or any Subsidiary, amalgamating the Company or any Subsidiary with one or more corporations, transferring the assets of the Company or any Subsidiary to another entity, causing the Company or any Subsidiary to assume the liabilities of another entity or otherwise reorganizing or restructuring the Company or any Subsidiary or any of their respective businesses.
7.6     Third Party Beneficiaries.
     The provisions of Sections 7.4 and 7.5 are (i) intended for the benefit of the employees of the Company and its Subsidiaries and all present and former directors and officers of the Company and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and the Company shall hold the rights and benefits of Sections 7.4 and 7.5 in trust for and on behalf of the Third Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.
7.7     Privacy Issues.
(a)	For the purposes of this Section 7.7, the following definitions shall apply:
(i)	“Applicable Law” means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions and terms and conditions of any grant of approval, permission, authorities or license of any Authorized Authority by which such person is bound or having application to the transaction or event in question, including Applicable Privacy Laws.

(ii)	“Applicable Privacy Laws” means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

(iii)	“Authorized Authority” means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv)	“party” means the Acquiror, Offeror or the Company, as applicable, and “parties” means any of them.

(v)	“Personal Information” means information about an individual transferred to the Offeror by the Company in accordance with this Agreement and/or as a condition of the Offer.
(b)	The parties hereto acknowledge that they are responsible for compliance at all times with Applicable Privacy Laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to any party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)	No party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the transactions contemplated in this Agreement.

(d)	Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the parties shall proceed with the transactions contemplated in this Agreement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the transactions contemplated in this Agreement.

(e)	Each party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with Applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)	Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties’

obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the transactions contemplated by this Agreement.

(g)	Each party shall promptly notify the other party to this Agreement of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any Authorized Authority charged with enforcement of Applicable Privacy Laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)	Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies).
8.       TERM, TERMINATION, AMENDMENT AND WAIVER
8.1     Term
     This Agreement shall be effective from the date hereof until the earlier of the termination of this Agreement pursuant to Section 8.2 and the appointment or election to the Board of persons designated by the Offeror pursuant to Section 2.6, provided that Sections 4.1, 7.3, 7.4, 7.5 and 7.6 shall survive the termination of this Agreement.
8.2     Termination
     This Agreement, other than the provisions set forth in Sections 4.1, 7.3, 7.4, 7.5 and 7.6, may be terminated by written notice promptly given to the other party hereto, at any time prior to the time the Offeror first takes up and pays for Common Shares:
(a)	subject to any extension to not later than 12:00 midnight (Calgary time) on June 29, 2006 in accordance with Section 2.1(a), by the Company, if the Offeror has not mailed the Offer Circular to Shareholders on or before 12:00 midnight (Calgary time) on June 26, 2006; or

(b)	by the Offeror, if the conditions set forth in Section 2.2 have not been satisfied or waived by the Offeror by the time provided for Section 8.2(a); or

(c)	by either the Offeror or the Company, if the Offeror has not taken up and paid for the Common Shares deposited under the Offer on or before the date which is 90 days following the day of mailing of the Offer Circular; or

(d)	by the Offeror or the Company, if the Offer terminates or expires at the Expiry Time without the Offeror taking up and paying for any of the Common Shares as a result of the failure of any condition to the Offer to be satisfied or waived; or

(e)	by the Offeror or the Company, if the fee referred to in Section 4.1 becomes payable and payment is made or is immediately available to the Offeror; or

(f)	by mutual written consent of the Offeror and the Company.
8.3     Effect of Termination
     In the event of the termination of this Agreement as provided in Section 8.2, this Agreement shall forthwith become void and there shall be no liability on the part of the Offeror or the Company hereunder, except as set forth in Sections 4.1, 7.3, 7.4, 7.5 and 7.6 and this Section 8.3. Nothing contained in this Section 8.3 shall relieve any party from liability for any breach of any provision of this Agreement or from any obligation to pay the fees set forth in Sections 4.1. No termination of this Agreement shall affect the Confidentiality Agreement except to the extent specified therein.
8.4     Amendment
     This Agreement may be amended by mutual agreement among the parties hereto. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the parties hereto. For greater certainty, no amendment made following the time at which the Offeror appoints or elects to the Board persons designated by the Offeror pursuant to Section 2.6 may relieve the Offeror of its obligations under Section 7.4 or 7.5, or the Company of its obligations under 7.6.
8.5     Waiver
     The Offeror and the Company may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive compliance with any of the other’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
9.       GENERAL PROVISIONS
9.1     Notices
     All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission or sent by prepaid same day or overnight courier to the parties at the following address (or at such other addresses as shall be specified by either party by notice to the other):

(a)	if to the Acquiror and the Offeror:

2500 First Canadian Centre 350 – 7th Avenue S.W. Calgary, Alberta T2P 3N9

Attention: Trudy M. Curran Facsimile: (403) 218-6201

with a copy to:

McCarthy Tétrault 3300, 421 – 7th Avenue S.W. Calgary, Alberta T2P 4K9

Attention: Richard A. Shaw, Q.C. Telephone: (403) 260-3636 Facsimile: (403) 260-3501

(b)	if to the Company:

Canada Southern Petroleum Ltd. #250, 706 – 7 Avenue S.W. Calgary, Alberta T2P 0Z1

Attention: John W.A. McDonald Telephone: (403) 269-7741 Facsimile: (403) 261-5667

with a copy to:

Blake, Cassels & Graydon LLP 855 – 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary Alberta T2P 4J8

Attention: Pat C. Finnerty Telephone: (403) 260-9608 Facsimile: (403) 260-9700
9.2     Interpretation
     The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.3     Miscellaneous
     This Agreement, together with the Confidentiality Agreement: (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (ii) shall be binding upon and enure to the benefit of the parties and their respective successors and assigns and is not intended to confer upon any other person any rights or remedies hereunder, except for the rights provided to other parties in Section 7.4, 7.5, 7.6 and 7.7 and (iii) may be executed in two or more counterparts which together shall constitute a single agreement. The parties shall be entitled to rely upon delivery of an executed facsimile copy of this Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the parties hereto. This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The parties agree to attorn to the non-exclusive jurisdiction of courts of competent jurisdiction of the Province of Alberta.
9.4     Publicity
     So long as this Agreement is in effect and except as required by Applicable Securities Laws, Applicable Corporate Laws and the rules, regulations and policies of any applicable stock exchange, each of the Offeror and the Company promptly shall advise, consult and cooperate with the other prior to issuing, or permitting any of its Subsidiaries, directors, officers, employees or agents to issue, any press release or other statement to the media or any third party with respect to this Agreement or the transactions contemplated hereby.
9.5     Assignment
     Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties without the prior written consent of the other party.
9.6     Time is of the Essence
     Time shall be of the essence of this Agreement.
9.7     Currency
     Except as expressly indicated otherwise, all sums of money referred to in this Agreement are expressed and shall be payable in Canadian dollars. All payments shall be in immediately available funds.

9.8     Severability
     Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
9.9     Acquiror Covenant
     Acquiror covenants to ensure the performance by the Offeror of all of its obligations hereunder and to be directly liable as a principal obligor for any such obligations without the necessity or the requirement for the Company to pursue or exhaust its remedies or recourse against the Offeror.

[THE REMAINDER OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK]

     In witness whereof, Acquiror and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CANADIAN OIL SANDS LIMITED
By:	/s/ Marcel R. Coutu
	Name:	Marcel R. Coutu
	Title:	President and Chief Executive Officer

By:	/s/ Trudy M. Curran
	Name:	Trudy M. Curran
	Title:	General Counsel and Corporate Secretary

1212707 ALBERTA LTD.
By:	/s/ Marcel R. Coutu
	Name:	Marcel R. Coutu
	Title:	President and Chief Executive Officer

CANADA SOUTHERN PETROLEUM LTD.
By:	/s/ John W.A. McDonald
	Name:	John W.A. McDonald
	Title:	President and Chief Executive Officer

SCHEDULE 2.1(a)
CONDITIONS OF THE OFFER
Notwithstanding any other provision of the Offer, the Offeror shall have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:
(a)	there shall have been validly deposited under the Offer, and not withdrawn, at least 66 2/3% of the Common Shares (on a fully-diluted basis), other than those Common Shares held by the Offeror or its affiliates or by persons whose Common Shares may not be included as part of the minority approval of a Second Stage Transaction;

(b)	all regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or securities or other regulatory authorities) and pursuant to the Competition Act (Canada) which are necessary in connection with the Offer, shall have been obtained or concluded on terms satisfactory to the Offeror;
(c)	(i)	no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and
(ii)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied whether or not having the force of law:
(A)	which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Common Shares or the right of the Offeror to own or exercise full rights of ownership of the Common Shares or the ability of the Offeror to complete a Second Stage Transaction;

(B)	which could have a Material Adverse Effect or which, in the sole judgment of the Offeror, acting reasonably, might materially interfere with the Offeror’s ability to effect a Second Stage Transaction; or

(C)	which, in the sole judgment of the Offeror, acting reasonably, might materially interfere with the Offeror’s ability to proceed with the Offer and/or with the taking-up and paying for Common Shares under the Offer;

(d)	any applicable waiting period under the Competition Act (Canada) shall have expired or been earlier terminated;

(e)	the Offeror shall have determined, acting reasonably, that there shall not exist any prohibition at law against the Offeror making the Offer, taking up and paying for any Common Shares deposited under the Offer or completing a Second Stage Transaction;

(f)	the Offeror shall have determined that neither the Company nor any of its entities has taken any action, proposed to take any action or disclosed any previously undisclosed action taken by them, and no other party shall have taken any action that could reasonably be expected to have a Material Adverse Effect or that might make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Common Shares deposited under the Offer or completing a Second Stage Transaction;

(g)	the Offeror shall have determined, acting reasonably, that there does not exist and has not occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the Offeror in writing) a Material Adverse Change;

(h)	the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or in the United States, including, without limitation, any annual information form, financial statements, material change report or management proxy circular or in any document so filed or released by the Company to the public; and

(i)	the Company shall have complied in all material respects with its covenants and obligations under the Pre-Acquisition Agreement to be complied with at or prior to the Expiry Time and all representations and warranties of the Company under the Pre-Acquisition Agreement shall be true and correct in all material respects.